FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 3, 2021, announcing that Gilat Awarded $13M Contract by Pronatel for Delivery of Internet Services to Hundreds of Sites in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 3, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded $13M Contract by Pronatel for Delivery of
Internet Services to Hundreds of Sites in Peru

Gilat to supply WI-FI services over a two-year period to the regions of
Ayacucho, Apurímac, Huancavelica and Cusco

Petah Tikva, Israel, June 3, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the award of a $13M contract by Pronatel for delivery of internet services to hundreds of sites in Peru. Gilat to supply Public Free WI-FI services over a two-year period to the regions of Ayacucho, Apurímac, Huancavelica and Cusco with a potential for significant extension and expansion to thousands of additional sites.

Gilat is engaged in support of the Peruvian government to enable education over the internet; a particularly important mission during the ongoing pandemic. The government is supplying thousands of tablets to students, for the purpose of accessing educational material. Gilat is installing hotspots in hundreds of city squares, which include a local server with digital education material, for the benefit of the students. Gilat is providing connectivity services, the wireless access solution and infrastructure for the WIFI internet coverage.

"The agreement signed with Gilat Peru will enable more Peruvians to connect for free to high-speed internet through their own devices within the coverage areas of the main squares," said Carlos Lezameta, Pronatel’s Chief Executive. "This service in the first four regions is part of Pronatel's larger initiative to provide Regional Broadband Projects."

"Gilat is committed to deliver broadband connectivity to the students of Peru, addressing this critical need during the pandemic, when schools are closed," said Arieh Rohrstock, General Manager Gilat Peru and Gilat's Corporate SVP. "This award is in-line with our strategy to grow services over the networks, where we see great potential for additional millions of dollars of recurring revenue."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com